Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Thrives as COPPA 2.0 Approved by US Senate Forcing Platforms to Adopt Safe Advertising for Under 17s Online

Vancouver, B.C. Canada, July 31, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, today announced its strong support for COPPA 2.0, the updated Children’s Online Privacy Protection Act.

The US Senate on Tuesday approved with overwhelming bi-partisan approval important children’s online safety bills. The new regulations, which aim to protect children’s privacy and online safety, present significant growth opportunities for Kidoz and its partners.

See the NBC coverage of the “most significant child online safety bills in decades”:

https://www.nbcnews.com/politics/congress/senate-poised-pass-significant-child-online-safety-bills-decades-rcna164259

COPPA 2.0’s prohibition of targeted advertising for users under 17 creates a level playing field for child-friendly ad platforms like Kidoz.

By focusing on contextual advertising, which delivers ads based on the content of the app or website rather than personal data, Kidoz has always prioritized child safety and privacy.

“We applaud the US government’s efforts to protect children online,” said Jason Williams, CEO of Kidoz. “COPPA 2.0 reinforces our commitment to providing a safe and engaging advertising environment for kids. As a leader in contextual advertising, Kidoz is uniquely positioned to help app developers and publishers navigate the new regulatory landscape while continuing to generate revenue.”

With COPPA 2.0 significantly limiting the ability of social media platforms like TikTok and Instagram to target ads at teenagers, advertisers will find it increasingly challenging to reach and effectively engage this valuable demographic.

This shift will require game app developers to seek safe monetization strategies. Kidoz offers a proven solution by providing a safe and effective advertising platform for this lucrative audience.

Kidoz’s advanced technology and deep understanding of child-friendly content enables the company to deliver highly relevant and age-appropriate ads without compromising children’s privacy.

By partnering with Kidoz, app developers and publishers can confidently comply with COPPA 2.0 while maintaining strong advertising revenue streams.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163